Exhibit 12.01

FBR CAPITAL MARKETS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months ended September 30, 2010	Year ended December 31,

		2009	2008	2007	2006		2005
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees	$(44,122)	$(29,645)	$(192,665)	$25,707	$(15,898)		$90,815
Fixed charges:
Interest expense on all indebtedness	—	252	12,457	5,337	54,543		42,630
Rental expense deemed to be interest	2,309	4,645	4,614	4,625	4,241		3,820

Total fixed charges	$2,309	$4,897	$17,071	$9,962	$58,784		$46,450

Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges	$(41,813)	$(24,748)	$(175,594)	$35,669	$42,886		$137,265

Ratio of earnings to fixed charges(1)	— (2)	— (2)	— (2)	3.6x	—	(2)	3.0x

(1)

The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to collateralized financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2)

Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2006 were inadequate to cover total fixed charges. For the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2006, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $44,122, $29,645, $192,665, and $15,898, respectively to achieve coverage of 1:1 in these periods.